

September 12, 2017

Joseph K. Belanoff
Chief Executive Officer and President
Corcept Therapeutics Incorporated
149 Commonwealth Drive
Menlo Park, CA 94025

  Re: Corcept Therapeutics Incorporated
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed March 6, 2017
    File No. 000-50679

Dear Dr. Belanoff:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 6, 2017

Business
License Agreements, page 6

1. Please confirm that in future filings you will disclose the royalty based on net revenues you are required to pay and the termination provisions under your license agreement with the University of Chicago. With respect to the termination provisions, we note your disclosure on page 25 that if the University of Chicago were to terminate your licenses, you may not be able to commercialize any cortisol modulators for the treatment of triple-negative breast cancer or castration-resistant prostate cancer. In addition, please confirm that you will file the license agreement as an exhibit to your next Form 10-K. Alternatively, please provide us with an analysis supporting your determination that the agreement is not a required exhibit. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 36

2.   We note your disclosure that the change in revenues was driven by "an increase in sales volume and price increases." It appears from statements in your fourth quarter 2016, first quarter 2017, and second quarter 2017 earnings calls that you increased prices at January 1, 2016 and 2017 but that you had no other price increases in 2016 or 2017 to date. We note your statement in the second quarter 2017 earnings call that the increase in revenues from the first to the second quarter in 2017 was "entirely due to increased Korlym's sales volume as there was no price increase in the second quarter." In future filings, please separately discuss the volume and price changes, and quantify the impact of each, if practicable. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg at 202-551-2339 or Ibolya Ignat at 202-551-3636 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Alan C. Mendelson - Latham & Watkins LLP